September 15, 2016

VIA EDGAR AND FEDERAL EXPRESS

Ms. Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NXP Semiconductors N.V.

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed February 26, 2016

File No. 1-34841

Dear Ms. Blye:

On behalf of NXP Semiconductors N.V. (“NXP”, “we” or the “Company”), I hereby submit for your review NXP’s responses to the comments contained in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter to Rick Clemmer, Chief Executive Officer of NXP, dated September 2, 2016 regarding NXP’s Form 20-F for the year ended December 31, 2015. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein.

General

1.	You state on page 27 and elsewhere that LG and Samsung are among your ten largest OEM end customers. We are aware of publicly available information indicating that LG and Samsung operate in Sudan and may operate in Syria. Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, if any, whether through customers, distributors, or other direct or indirect arrangements. You should describe any products, technology or services you have provided to Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

In response to the Staff’s comments, NXP advises the Staff that it has no known past, current, or anticipated contacts with Sudan or Syria, whether through customers, distributors, or other direct or indirect arrangements. NXP has not directly or, to its knowledge, indirectly provided any products, technology or services to any party in Sudan or Syria, including LG and Samsung, nor does it have, nor has it had, any agreements, arrangements or other contacts with the governments of those countries or entities they control. NXP also does not have any subsidiaries, branches, offices or employees in Sudan or Syria.

NXP Semiconductors N.V., High Tech Campus 60, 5656 AG Eindhoven, The Netherlands

www.nxp.com, Trade Register Eindhoven No. 34253298

The products the Company manufactures and sells are typically incorporated into subsystems and/or systems, which are in turn incorporated by our customers into many different types of end products, such as mobile devices, automotive systems and telecommunications systems. Our customers, which are located in many different countries, do not inform us of their specific customers or the end use destinations for their end products. The Company has no further detailed information regarding the finished products from LG and Samsung, their deliveries and their end customers. However, NXP conducts its business in compliance with all applicable export control laws and regulations, including those of the United States. NXP also maintains a Global Trade Compliance Program that includes an Export Control Framework based on a global export control policy, designed to prevent the unauthorized sale, export or re-export of its products and the diversion of those products in violation of applicable export control laws and regulations.

NXP’s Export Control Framework includes:

•	Standardized contracting processes, which includes the use of agreement forms and terms and conditions, pursuant to which our customers agree to comply with all applicable export control and sanctions regulations with respect to our products;

•	A network of well-trained export control officers situated throughout the Company; and

•	An integrated system of automated controls within the Company’s Enterprise Resource Planning system designed to screen and block any product sales or shipments to denied parties and embargoed countries.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

As discussed in the response to Comment No. 1 above, NXP has no known past, current or anticipated contacts with Sudan or Syria and does not have any assets in such countries. NXP has made no sales in, has shipped no products to, and has had no liabilities associated with Sudan or Syria during the last three fiscal years and the subsequent interim period. Based on both our history and our intention to not conduct business with countries, entities and persons to the extent and for so long as they are prohibited by applicable law, as well as our related compliance efforts, we do not currently believe that, quantitatively or qualitatively, investors would consider any potential inadvertent contacts with Sudan or Syria material and we do not currently believe that NXP would be targeted for divestment or other similar initiatives related to companies that are perceived to do business with U.S.-designated state sponsors of terrorism. Accordingly, we do not believe that a material investment risk related to Sudan or Syria exists for our security holders, and do not anticipate any adverse impact on NXP’s reputation or share value in connection with the foregoing.

3.	You state on page 27 that Huawei and ZTE are among your ten largest OEM end customers. We are aware of news articles reporting that Huawei is effectively banned from selling its telecommunications network equipment in the United States and that the U.S. Department of Commerce is investigating Huawei for its alleged export or re-export of U.S. technology to Iran, Sudan and Syria in violation of U.S. export control laws. Also, information published by the U.S. Department of Commerce and reported by various news organizations indicates that ZTE has re-exported controlled items to sanctioned countries contrary to U.S. law, and that it planned and organized a scheme to establish, control and use a series of shell companies to re-export controlled items to Iran in violation of U.S. export control laws. Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your significant business with Huawei and ZTE.

NXP is aware that Huawei and ZTE are subject to heightened scrutiny by the U.S. government and of wide negative publicity relating to these companies on the subject of export controls. As discussed in the response to Comment No. 1 above, NXP conducts its business in compliance with all applicable export control laws and regulations, and maintains a Global Trade Compliance Program designed to prevent the unauthorized sale, export or re-export of its products and the diversion of those products in violation of applicable export control laws and regulations by all customers, including Huawei and ZTE. The Company has received no information from Huawei, ZTE, the U.S. government or any other source indicating that any Company products have been diverted to Iran, Sudan or Syria, whether by Huawei, ZTE, any of their customers or through any other channel. The Company is not aware of any concerns from investors, customers or suppliers regarding the resale of NXP products by its customers, including ZTE or Huawei, to sanctioned countries. Accordingly, NXP does not anticipate any material adverse impact on its reputation or other material effects upon NXP from doing business with Huawei and ZTE.

On behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jean Schreurs, SVP and Chief Corporate Counsel, by telephone at +31 40 2728686 or by email at jean.schreurs@nxp.com, with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Richard L. Clemmer
Richard L. Clemmer
President and Chief Executive Officer

cc:	Amanda Ravitz, Assistant Director, Securities and Exchange Commission

Pradip Bhaumik, Special Counsel, Securities and Exchange Commission

Mark Brod, Simpson Thacher & Bartlett LLP